EXHIBIT A

Exhibit A

The reporting persons are parties to a Shareholders Agreement dated as of November 6, 2015 (the “Agreement”) (and amended July 11, 2016), with respect to all shares of Class B Common Stock held by them (Exhibit 99.1 to the Schedule 13D). All such shares of Class B Common Stock are convertible on a share for share basis into shares of the Common Stock of The Dixie Group, Inc. Upon conversion, however, such shares are no longer subject to the Agreement. Shares of Common Stock otherwise held by the parties are not subject to the Agreement.
Nevertheless, the reporting persons may be deemed to be members of a “group” for purposes of Section 13(d) of the Act and for purpose of reporting beneficial ownership of the Common Stock of The Dixie Group, Inc. pursuant to said Section 13(d).
The Agreement grants to Daniel K. Frierson (or his named successor) a proxy to vote the shares of Class B Common Stock held by such parties until November 6, 2022, or until such parties convert their shares of Class B Common Stock to Common Stock of the issuer.
The Agreement is attached to this report as Exhibit 99.1, and this description of the Agreement is qualified in its entirety by the terms thereof.
Neither the filing of this Schedule 13D nor the contents thereof shall be deemed to constitute an admission by any reporting person that it is the beneficial owner of any such shares for purposes of Section 13(d) of the Act, and such beneficial ownership is expressly disclaimed.